

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 31, 2016

Alison K. Engel
Chief Financial Officer
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107-0910

> **Re: Gannett Co., Inc.**
> **Form 10-K for the Fiscal Year Ended December 27, 2015**
> **Filed February 25, 2016**
> **Form 8-K furnished February 17, 2016**
> **File No. 001-36874**

Dear Ms. Engel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 27, 2015

Financial Statements

Notes to Consolidated and Combined Financial Statements

Note 2 Summary of Significant Accounting Policies

Segment presentation, page 41

1. We note from your disclosure on page 42 that in determining your reporting units, you consider the way you manage your businesses and the nature of those businesses, and the reporting units therefore consist principally of U.S. Community Publishing, the USA Today group, and the U.K. group. Please tell us if the reporting units are the same as your operating segments. If not, please identify for us each of your operating segments.

2. We note your disclosure that you have determined that all of your operating segments meet the criteria under ASC 280 to be aggregated into one reportable segment. Please compare and contrast your operating segments relative to the areas listed in ASC 280-10-50-11a to e. Regarding any differences among your operating segments, tell us why you determined that disaggregation was not warranted. Also, provide us with your historical and projected revenues, gross margin, operating margin, and measure of segment profitability. Finally, tell us why the company is organized in this manner.

Note 3 Acquisitions and dispositions

Texas-New Mexico Partnership, page 44

3. We note your disclosure that the fair value of your 40.6% interest in TNP on the acquisition date was $26.6 million and you recognized a $21.8 million pre-tax non-cash gain on the transaction. Given the significance of the $21.8 million gain on the acquisition of the remaining percentage of TNP, please provide us with your calculation of this gain. In this regard, please tell us why your believe it is appropriate to consider the combined fair value of both TNP and CNP equity interests in your calculation but only the pre-acquisition carrying value of TNP (and exclude the pre-acquisition carrying value of CNP).

Note 12 Commitments, contingent liabilities and other matters, page 47

4. We note your disclosure related to the TCPA litigation that the ultimate outcome of this proceeding is uncertain, but may be material to your results of operations and cash flows. Please note that the guidance in ASC 450-20-50-4 requires that if there is at least a reasonable possibility that a loss or additional loss may have occurred and either an accrual is not made for a loss contingency, or an exposure to loss exists in excess of the amount accrued, an estimate of the possible loss or range of loss should be disclosed, or a statement made that such an estimate cannot be made. Please revise accordingly.

Quarterly Statements of Income (Unaudited), page 64

5. We note that in the second quarter of 2015, you recorded a large gain on the acquisition of the remaining interest in TNP of $21.8 million. Please revise to explain the reason(s) for changes in your operating results between quarterly periods. Please note that the guidance in Item 302(a)(3) of Regulation S-K requires that selected quarterly financial data include a discussion of any extraordinary, unusual or infrequently occurring items recognized in each full quarter of the fiscal years presented as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter.

Form 8-K furnished on February 17, 2016

6. We note that your earnings release filed on Form 8-K includes the prominent disclosure of certain non-GAAP financial measures such as adjusted diluted EPS and adjusted EBITDA at the top of the press release. Please note that under Item 10(e)(1)(i)(A) when a non-GAAP financial measure is presented, the most directly comparable financial measure calculated in accordance with GAAP must be disclosed with equal or greater prominence. Please revise accordingly. See also Instruction 2 to Item 2.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure